<SEQUENCE>1
<FILENAME>dawson-204-1.txt

				UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                           DAWSON GEOPHYSICAL COMPANY
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    239359102
                              --------------------
                                 (CUSIP Number)

                                December 31, 2010
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 239359102


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Beddow Capital Management Incorporated
         ------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
         (a)
                  -----
         (b)
                  -----

3.       SEC Use Only
                      ---------------------------------------------

4.       Citizenship or Place of Organization

         California

                  ---------------

 Number of         5.     Sole Voting Power                 408,173
 Shares                                                     ---------------
 Beneficially      6.     Shared Voting Power               0
 Owned by                                                   ---------------
 Each Reporting    7.     Sole Dispositive Power            0
 Person With:                                               ---------------
                   8.     Shared Dispositive Power          408,173
                                                            ---------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         408,173
         -----------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
         --------

11.      Percent of Class Represented by Amount in Row (9)	5.2%
                                                           --------

12.      Type of Reporting Person
              IA
         -----------



Item 1.

         (a)      Name of Issuer

                  Dawson Geophysical Company
                  -------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  508 West Wall, Suite 800, Midland, Texas 79701
                  -------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  Beddow Capital Management Incorporated

                  -------------------------------------------------------

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  250 Healdsburg Avenue, Suite 202
                  Healdsburg, CA  95448

                  -------------------------------------------------------

         (c)      Citizenship

                  California
                  -------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock
                  -------------------------------------------------------

         (e)      CUSIP Number

                  239359102
                  -------------------------------------------------------

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or
         13d-2(b) or (c), Check Whether the Person Filing is a:

    (a) [   ] Broker or dealer registered under Section 15 of the Act.

    (b) [   ] Bank as defined in Section 3(a)(6) of the Act.

    (c) [   ] Insurance Company as defined in Section 3(a)(19) of
              the Act.

    (d) [   ] Investment Company registered under Section 8 of the
              Investment Company Act.

    (e) [ X ] An investment adviser in accordance with
                Rule 13d-1(b)(1)(ii)(E);

    (f) [   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);  see item 7;

    (h) [   ] A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act;

    (i) [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.   Ownership

          (a)  Amount beneficially owned:

Beddow Capital Management Incorporated ("BCMI"), in its capacity as investment adviser, may be deemed to be the beneficial owner of 531,548 shares of the Issuer which are owned by various investment advisory clients of BCMI in accounts over which BCMI has discretionary authority. The filing of this report shall not be construed as an admission that BCMI is, for purposes of Section 13(d)and 13(g) of the Act, the beneficial owner of these securities.


          (b)  Percent of Class: 5.2%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    408,173

               (ii) shared power to vote or to direct the vote:
                    0

               (iii)sole power to dispose or to direct the disposition of:
                    0

               (iv) shared power to dispose or to direct the disposition of:
                    408,173

Item 5.   Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

The securities as to which this Schedule is filed by BCMI, in its capacity as investment adviser, are owned beneficially by various investment advisory client accounts of BCMI. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.   Identification and Classification of Members of the Group

Not Applicable.

Item 9.   Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     BEDDOW CAPITAL MANAGEMENT INCORPORATED


                                         February 09, 2010
                                         -------------------------------
                                                 Date


                                         /s/ Edward G. Beddow
                                         -------------------------------
                                                 Signature

					Edward G. Beddow, President
					-------------------------------
                                                 Name/Title